SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No ___)


                          Monmouth Capital Corporation
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                                (Name of Issuer)

                          Common Stock, par value $1.00
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                         (Title of Class of Securities)

                                    609524103
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                                 (CUSIP Number)

            Louis J. Bevilacqua, Esq., Cadwalader Wickersham & Taft,
                      100 Maiden Lane, New York, NY 10038
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 23, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 609524103.

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP No. 609524103
-----------------------------------------------------




--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Walter Carucci
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) /X/ (b)/_/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           123,110

     NUMBER OF        ----------------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER
     REPORTING                 123,110
       PERSON
        WITH          ---------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,031
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) /_/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

-----------------------------------------------------
CUSIP No. 609524103
-----------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Carucci Family Partners
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) /X/ (b) /_/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) /_/
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           33,842

     NUMBER OF        ----------------------------------------------------------
       SHARES         8    SHARED VOTING POWER
    BENEFICIALLY           -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9    SOLE DISPOSITIVE POWER
     REPORTING             33,842
       PERSON
        WITH          ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,031
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         PN
--------------------------------------------------------------------------------

-----------------------------------------------------
CUSIP No. 609524103
-----------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Carr Securities Corporation
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) /X/ (b) /_/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) /_/
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          921

     NUMBER OF        ----------------------------------------------------------
       SHARES         8    SHARED VOTING POWER
    BENEFICIALLY           -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9    SOLE DISPOSITIVE POWER
     REPORTING             921
       PERSON
        WITH          ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,031
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) /_/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This  Statement  relates  to shares of  common  stock,  $1.00 par value per share, (the "Common Stock"), of Monmouth Capital Corporation (the "Issuer"). This Schedule 13D is being filed on behalf of Walter Carucci, Carucci Family Partners, and Carr Securities Corporation (collectively, the "Reporting Persons"). The Reporting Persons may be deemed to constitute a "group" under Regulation 13D. The Issuer's principal executive office is located at 125 Wyckoff Road, Eatontown, New Jersey 07724.

Item 2.  Identity and Background

         1.(a)  Walter Carucci

           (b)  c/o Carr Securities Corporation, 1 Penn Plaza,
                New York, NY  10114

           (c) President and a Director of Carr Securities Corporation. General Partner of Carucci Family Partners.

           (d)  No.

           (e)  No.

           (f)  U.S.A.

         2.(a)  Carucci Family Partners

           (b)  c/o Carr Securities Corporation, 1 Penn Plaza,
                New York, NY  10114

           (c) Investing in debt and equity securities. The General Partners of Carucci Family Partners are Walter Carucci, Clara Carucci and Mitchell Carucci.

           (d)  No.

           (e)  No.

           (f)  New York

         3.(a)  Clara Carucci

           (b)  33 Lighthouse Road, Great Neck, New York 11024

           (c) No principal occupation. General Partner of Carucci Family Partners, Vice President, Treasurer and a Director of Carr Securities Corporation.

           (d)  No.

           (e)  No.

           (f)  U.S.A.

         4.(a)  Mitchell Carucci

           (b)  33 Lighthouse Road, Great Neck, New York  11024

           (c)  Photographer.  General Partner of Carucci Family Partners.

           (d)  No.

           (e)  No.

           (f)  U.S.A.

         5.(a)  Carr Securities Corporation

           (b)  1 Penn Plaza, New York, NY 10114

           (c)  Investing in debt and equity securities.

           (d)  Not applicable.

           (e)  Not applicable.

           (f)  New York

Item 3. Source and Amount of Funds or Other Consideration

     See Item 5.

Item 4. Purpose of Transaction

     The Reporting Persons have acquired the shares for investment purposes. The Reporting Persons do not have any present plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Persons may dispose of or acquire additional securities of the Issuer in privately negotiated transactions, market transactions or otherwise. The Reporting Persons intend to exercise their rights as shareholders in accordance with their best interests.

Item 5. Interest in Securities of the Issuer

     (a) Based on a discussion with the Secretary of the Issuer, as of December 23, 1996, the Issuer had issued and outstanding 1,324,258 shares of Common Stock.

     Walter Carucci may be considered the beneficial owner of 123,110 shares of Common Stock or 9.3% of the outstanding Common Stock, consisting of (i) 20,442 shares owned personally by Walter Carucci, (ii) 23,342 shares owned by the Walter Carucci IRA, which Walter Carucci has the sole power to vote and dispose of, (iii) 33,842 shares owned by Carucci Family Partners, which Walter Carucci has the sole power to vote and dispose of, (iv) 23,842 shares owned by Clara Carucci, which Walter Carucci has the sole power to vote and dispose of, and (v) 21,642 shares owned by Mitchell Carucci, of which Walter Carucci has the sole power to vote and dispose of.

     Carucci Family Partners is the beneficial owner of 33,842 shares of Common Stock or 2.6% of the outstanding Common Stock. Walter Carucci may be considered the beneficial owner of the shares owned by Carucci Family Partners, because he has the sole power to vote and dispose of the Common Stock owned by CFP. Carucci Family Partners has three General Partners, Walter Carucci, Clara Carucci, and Mitchell Carucci. Clara Carucci and Mitchell Carucci have appointed Walter Carucci as Attorney-in-Fact, with sole power to vote or dispose of the Common Stock owned by Carucci Family Partners. Copies of these Powers of Attorney appointing Walter Carucci as Attorney in Fact are attached as Exhibits A and B to this Schedule 13D.

     Carr Securities Corporation is the beneficial owner of 921 shares of Common Stock or 0.1% of the outstanding Common Stock.

     Clara Carucci has the economic interest in 23,842 shares of Common Stock. Clara Carucci has appointed Walter Carucci as Attorney-in-Fact, with the sole power to vote or dispose of the Common Stock owned by Clara Carucci. A copy of the Power of Attorney appointing Walter Carucci as Attorney-in-Fact is attached as Exhibit C to this Schedule 13D. Walter Carucci may be considered the beneficial owner of the Common Stock owned by Clara Carucci.

     Mitchell Carucci has the economic interest in 20,442 shares of Common Stock. Mitchell Carucci has appointed Walter Carucci as Attorney-in-Fact, with the sole power to vote or dispose of the Common Stock owned by Mitchell Carucci. A copy of the Power of Attorney appointing Walter Carucci as Attorney-in-Fact is attached as Exhibit D to this Schedule 13D. Walter Carucci may be considered the beneficial owner of the Common Stock owned by Mitchell Carucci.

     The Reporting Persons may constitute a group for purposes of Regulation 13D. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each of the other Reporting Persons, which in the aggregate is 124,031 shares of Common Stock or 9.4% of the total shares of Common Stock outstanding.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b)

                   Walter          Carucci         Clara          Mitchell        Carr
                   Carucci         Family          Carucci        Carucci         Securities
                                   Partners                                       Corporation
---------------- --------------- --------------- -------------- --------------- ---------------
---------------- --------------- --------------- -------------- --------------- ---------------

Sole Power to         123,110          33,842            -0-             -0-             921
vote/ direct
vote
---------------- --------------- --------------- -------------- --------------- ---------------
---------------- --------------- --------------- -------------- --------------- ---------------

Shared Power              -0-             -0-            -0-             -0-             -0-
to vote/direct
vote
---------------- --------------- --------------- -------------- --------------- ---------------
---------------- --------------- --------------- -------------- --------------- ---------------

Sole Power to         123,110          33,842            -0-             -0-             921
dispose/
direct
disposition
---------------- --------------- --------------- -------------- --------------- ---------------
---------------- --------------- --------------- -------------- --------------- ---------------

Shared Power              -0-             -0-            -0-             -0-             -0-
to dispose/
direct
disposition
---------------- --------------- --------------- -------------- --------------- ---------------

     (c) During the past sixty days, the following transactions in the Common Stock were effected:

     On October 22, 1996, Carucci Family Partners bought 7,000 shares of Common Stock from Carr Securities Corporation for $18,900. On October 31, 1996, Carucci Family Partners bought 2,000 shares of Common Stock from Carr Securities Corporation for $5,500. On November 20, 1996, Carr Securities Corporation bought 1,000 shares of Common Stock on the open market for $2,500. On November 20, 1996, Carr Securities Corporation sold 100 shares of Common Stock on the open market for $225. On November 21, 1996, Carr Securities Corporation sold 500 shares of Common Stock on the open market for $1,125. On November 21, 1996, Carr Securities Corporation sold 100 shares of Common Stock on the open market for $237.50.

     On December 23, 1996, Walter Carucci purchased 16,842 shares of Common Stock from the Company for $40,000 cash. On December 23, 1996, the Walter Carucci IRA purchased 16,842 shares of Common Stock from the Company for $40,000 cash. On December 23, 1996, Carucci Family Partners purchased 16,842 shares of Common Stock from the Company for $40,000 cash. On December 23, 1996, Mitchell Carucci purchased 16,842 shares of Common Stock from the Company for $40,000 cash. On December 23, 1996, Clara Carucci purchased 16,842 shares of Common Stock from the Company for $40,000 cash.

     Funds used by Walter Carucci, the Walter Carucci IRA, Clara Carucci, and Mitchell Carucci to purchase shares of Common Stock came from personal funds. Funds used by Carucci Family Partners and Carr Securities Corporation to purchase shares of Common Stock came from working capital.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Clara Carucci and Mitchell Carucci have appointed Walter Carucci as Attorney-in-Fact to purchase, sell or vote any security by or on behalf of Carucci Family Partners, and to prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners. The Powers of Attorney appointing Walter Carucci are attached as Exhibits A and B to this Schedule 13D.

     Clara Carucci and Mitchell Carucci have also appointed Walter Carucci as Attorney-in-Fact to purchase, sell or vote any security owned by them and to prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to their holdings in Monmouth Capital Corporation. The Powers of Attorney appointing Walter Carucci are attached as Exhibits C and D to this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

     Exhibit A - Power of Attorney of Clara Carucci appointing Walter Carucci as Attorney-in-Fact for Carucci Family Partners

     Exhibit B - Power of Attorney of Mitchell Carucci appointing Walter Carucci as Attorney-in-Fact for Carucci Family Partners

     Exhibit C - Power of Attorney of Clara Carucci appointing Walter Carucci as Attorney-in-Fact for the Common Stock owned by Clara Carucci

     Exhibit D - Power of Attorney of Mitchell Carucci appointing Walter Carucci as Attorney-in-Fact for the Common Stock owned by Mitchell Carucci

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 1997

Carucci Family Partners                              Walter Carucci

/s/  Walter Carucci                                  /s/ Walter Carucci
---------------------------                          -------------------
By:  Name:   Walter Carucci
     Title:  General Partner

Carr Securities Corporation

/s/  Walter Carucci
----------------------------
By:  Name:   Walter Carucci
     Title:  President